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Vidorra Addison
Addison, Texas

$0 raised

$200,000 min target

Revenue Sharing Note

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Highlights
Investment Terms
Use of Proceeds
Company Description
Business Model
Location Analysis
History
The Team
Bonus Rewards
Documents
Comments 0

Highlights

Second location for the successful Vidorra restaurant brand

- Modeled after the popular original location in the Deep Ellum district of Dallas
- Located in Village on the Parkway in Addison, a popular shopping hub in an area experiencing massive growth, with demographics supporting a premium price point
- Featuring a consistent dining experience and menu across both locations to serve an established customer base

Attractive financials, supported by strong demographics

- Projected sales exceeding $5M in the first year
- Investors will receive 5% of gross profits until they have received a 1.45x multiple on their investment
- Existing location of Vidorra currently generates approximately $6M annually

Milkshake Concepts has a **strong track record** of successful brands

- Heavily focused on customer experience, elevated presentation and atmosphere
- Portfolio of brands including Citizen, Stirr, and recently acquired Serious Pizza are all well-established in Dallas

Investment Terms

Issuer	Type of Offering	Offered By
Vidorra VOP LLC	Parallel Offering (Reg CF & Reg D)	NextSeed Securities, LLC

Offering Min	$200,000
Offering Max	$500,000
Min Individual Investment	$100
Type of Securities	Revenue Sharing Note
Investment Multiple	1.45x
Revenue Sharing Percentage	Up to 5% Revenue Sharing Percentage means 5.0% of each month's monthly revenue.
Maturity	60 months
Payments	Monthly
Security Interest	Blanket lien on all assets of the debtor
Ownership % Represented by Securities	0% equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Use of Proceeds

Total Project Cost: $1,200,000
Minimum NextSeed funds: $200,000
Maximum NextSeed funds: $500,000
Remaining funds: TI Allowance, Owner Investment

IF MAXIMUM IS RAISED ON NEXTSEED $500,000

- **55%** Construction Costs
- **15%** FF&E
- **10%** Working Capital
- **10%** Cost of Issuance
- **5%** Startup Costs

5% Startup Cost

5% Inventory

Use of proceeds percentages presented above are estimated and subject to change.

Company Description

Acclaimed hospitality group Milkshake Concepts is bringing another location of Vidorra to Addison, an affluent suburb of Dallas with a heavy concentration of young professionals. Already successful in the resurgent Deep Ellum neighborhood of Dallas, **Vidorra Addison** will be modeled after the menu and atmosphere of the popular original location.

Vidorra, meaning "the good life" in Spanish, will feature a vibrant, authentic Mexican menu and full bar. With their second Vidorra location, Milkshake Concepts aims to replicate the look and feel in a new setting, with outdoor patio seating for lunch, brunch, happy hour, dinner, and late-night dining.

Milkshake Concepts has a reputation for creating an exciting and unique total dining experience, something they execute in all of their brands with exceptional results. A strong emphasis is placed on curating the ideal customer experience, from the atmosphere to the stylish presentation of the food and drinks.



Business Model

The Opportunity

The first Vidorra location in Deep Ellum has been a true proof of concept, grossing approximately $6 million in revenue in 2019. It surpassed all projections in what is generally considered a saturated Tex-Mex market.

Milkshake Concepts saw an opportunity to replicate the success of their first Vidorra brand restaurant in a new, rapidly growing area. They aim to capitalize on the momentum of Vidorra in Deep Ellum by bringing a second location into Addison, an affluent Dallas suburb.

The popularity of Vidorra lies in the attention to detail to each aspect of the dining experience. Milkshake Concepts' restaurants focus on 5 key consumer "experiences":

- Lunch/Brunch
- Happy Hour
- Dinner
- Late Night
- Private Events

They aim to make each experience memorable, offering unique events like "No Siesta Sundays" and DJs that draw crowds for late night drinks. Vidorra has become a popular destination for happy hour and late night specials, as well as private events for all occasions.



The Menu

The menu at Vidorra Addison will be a celebration of Mexican food and drink. It features a seasonal, curated menu using local ingredients where possible. Authentic dishes like ceviche and quesadillas appear alongside creative twists like Mexican chicken and waffles. For brunch, try the grown-up version of a childhood classic they call Boozed Up Cereal - Rum Horchata with Cinnamon Toast Crunch. The broad menu offers something for everyone, and Vidorra aims to elevate the experience of eating each dish. The queso, for example, is served in a 400-degree molcajete bowl to keep it warm for up to 30 minutes.

Complementing the food is a large selection of Tequilas and unique cocktails you'll only find at Vidorra. Order a tequila flight or a house margarita (The Vidorrita) - generously sized in custom glasses sourced from Mexico. They also offer craft beer, Mexican beer, and wine.























Clockwise from top-left: Queso served in a 400-degree molcajete, Vidorra's famous oversized margaritas, beef and chicken fajitas, assortment of street tacos.

Vidorra Addison will be open for brunch, lunch, dinner, and late-night.

The Atmosphere

Milkshake Concepts is committed to providing the ultimate dining experience through creating authentic ambiance and food. Vidorra Addison features Mexican cuisine, and the interior of the restaurant reflects the bold, colorful style of Guadalajara. Many of the furnishings, accents, and even dishware are sourced from Mexico to enhance the look and feel.

Interior design and decor of Vidorra Deep Ellum

Equally appealing for date night or a workplace event, Vidorra Addison has a lively atmosphere suited for all types of gatherings. The outdoor patio will be an extension of the indoor space in aesthetics and serves as a relaxing place to have brunch or late night drinks.

I didn't text you.
Tequila did.

Lively atmosphere of Vidorra Deep Ellum

The Team

The Milkshake Concepts hospitality group is comprised of passionate team members who are all committed to the same mission: to create a memorable dining experience.

For the opening Vidorra Addison, the experienced management team from Vidorra in Deep Ellum will be transferring to open the new location.

Vidorra is their third successful concept (other brands include Stirr, Citizen and Serious Pizza) and has quickly become one of the most buzz-worthy Mexican restaurants in the Dallas area. Milkshake's team structure is what allows them to ensure consistency in quality across all brands, spearheaded by Co-Founders Imran Sheikh, James Faller, and Asim Sheikh. They have an in-house Culinary Director, sales and marketing, and a creative team.

The Milkshake Concepts family of brands:

VIDORRA

Vidorra 'Cocina de Mexico' celebrates Mexican food, drink and culture. Meaning "the good life" in Spanish, the restaurant features bold and exciting Mexican flavors, along with a large tequila selection, unique cocktail program, and lively social experience.

ST|RR

Stirr is an approachable neighborhood restaurant and bar, suitable for all of life's gatherings; a business lunch, a happy hour cocktail, an intimate meal or a relaxed place to eat and unwind with friends on our rooftop patio ferаturing stunning views of Downtown Dallas.

CITIZEN

Since opening in 2015, Citizen has been at the epicenter of Dallas nightlife. The venue of choice for athletes, artists and all manner of celebrities, Citizen is synonymous with an incredibly loyal following, and hosting some the most epic nights Dallas has ever seen.

SERIOUS PIZZA

Serious Pizza is a New York style pizzeria located in the heart of Deep Ellum. We pride ourselves on serving the largest pizzas in Dallas with a unique urban flare. Serious Pizza was acquired by Milkshake Concepts in 2019.

Together, this talented team has developed a program for the leadership at each location called "Milkshake University" - a 6-week training course to provide them with all the tools they need to operate a successful restaurant. This standardization and consistent execution is a hallmark of Milkshake Concepts' operation.

Location Analysis

Business Address: 5100 Belt Line Rd, Dallas, TX 75254

Vidorra Addison will be located in the bustling Village on the Parkway in Addison, TX. The energetic atmosphere makes it a welcome addition to the already established dining and entertaining market in that area. Vidorra's concept is unique, and there is little competition in the surrounding neighborhood for a Mexican dining experience of this caliber.

The population has been steadily growing in Addison since 2010, and over the past few years it has experienced a surge of residential and commercial growth. New apartment complexes and mixed use developments are coming to the area as well as a huge addition at Addison Airport in response to the growth. The nearby, 321 unit Elan Addison Grove complex opened last fall.

Vidorra Addison

5100 Belt Line Rd, Dallas, TX 75254

- Population within 5 miles of Village on the Parkway: 362,470
- Traffic count along adjacent Dallas Tollway: 211,780 vehicles per day
- Traffic count along adjacent Belt Line Road: 47,943 vehicles per day
- Median HH income within 5 miles of VOP: $83,013
- Security: Ninth safest city in the U.S. of cities of over 500,000 population



History

 **April 2015**
Official formation of Milkshake Concepts

November 2015
Opening of Citizen Bar and Lounge

 **October 2016**
Stirr opens in Deep Ellum

August 2018
Vidorra opens in Deep Ellum

 **May 2019**
Acquire Serious Pizza

October 2019
Stirr opens in Fort Worth

 **May 2020**
Projected opening of Stirr in Addison

July 2020
Projected opening of Vidorra Addison

Meet the Team



Imran Sheikh
CEO & CO-FOUNDER

Originally from London, Imran Sheikh serves as CEO of Milkshake Concepts and brings a wealth of industry experience from his previous venues and business endeavors. With a background in management consulting and finance, Imran was instrumental in the growth of a 22-venue hospitality group that resulted in over $150M in sales.

James Faller
COO & CO-FOUNDER

James Faller serves as the COO of Milkshake and brings over seventeen years of experience in the food and beverage industry, including tenure with Restaurants Unlimited and Buffalo Wild Wings.

Asim Sheikh
CMO & CO-FOUNDER

Asim serves as the group's CMO and has deep history in Dallas nightlife. A resident of Dallas for over twenty years, he has owned, operated and marketed several successful venues, as well as the prominent marketing agency, Access Dallas.

Tommy Hamilton
DIRECTOR OF OPERATIONS

Tommy brings ten years of experience as an Executive Chef for Club Corps of America plus 20 years of experience as a top-ranking Regional Manager with Buffalo Wild Wings. He coaches, leads and directs the day- to- day for Milkshake Concepts with his immense knowledge of both BOH and FOH operations.

Rodman Shields
DIRECTOR OF CULINARY EXPERIENCE

Rodman is a graduate of Johnson & Wales University with over 20 years of Executive Chef experience in some of Dallas' most reputable restaurants. He was nominated for Chef of the Year in Dallas 2019 and is a TCA/ACF Culinary Visions Gold Medal winner. Chef Shields is responsible for the food and beverage programs at Milkshake Concepts.

Bonus Rewards

Bonus Rewards



EARLY BIRD REWARD `100 REMAINING`

First 100 investors who invest $1,000 or more will receive:
- Invitation (+1) to private investor preview party

INVEST

$2,000+

- Invitation (+1) to private investor preview party

INVEST

$5,000+

- 10% off at the restaurant for life

INVEST

$25,000+

- 25% off at the restaurant for life

Documents

Disclosure Statement

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Note Purchase Agreement

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Issuer Statement

The information contained on this campaign page (the "Campaign Information") is furnished solely by the Issuer to prospective investors in the investment opportunity described herein. All Campaign Information is intended to be a summary of the terms and information contained in the Disclosure Statement and the Note Purchase Agreement, and is fully qualified by reference to those documents. In the event any Campaign Information conflicts with the terms of the Disclosure Statement or Note Purchase Agreement, the terms of those documents will control. The Issuer has provided the Campaign Information for inclusion on the website located at www.nextseed.com, and in no way will the Campaign Information be deemed to have been created or provided by NextSeed Securities, LLC, NextSeed Services, LLC, or their affiliates.

